July 9, 2019

Craig Ellins
Chief Executive Officer
One World Pharma, Inc.
3471 West Oquendo Road, Suite 301
Las Vegas, NV 89118

       Re: One World Pharma, Inc.
           Amendment No. 2 to Current Report on Form 8-K
           Filed June 13, 2019
           File No. 333-200529

Dear Mr. Ellins:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Current Report on Form 8-K

Description of Business, page 2

1. We note your response to prior comment 13. To balance your disclosure and provide further context, please revise this section to explain that the four licenses you hold are insufficient to execute your current business plan and provide an indication of the type of substantial additional permissions and authorizations that are required as well as the cost and timing of such authorizations. Please also tell us whether you continue to believe that you will be able to commence commercial sales in the fourth quarter of 2019, as disclosed on page 2.
Regulation, page 4

2. We note your response to prior comment 6. Please clearly state whether you believe your current activities conducted at your Las Vegas headquarters will be subject to the U.S.
      Controlled Substances Act or any other applicable state or federal law as they pertain to
 Craig Ellins
One World Pharma, Inc.
July 9, 2019
Page 2
      your business plans. Please also include risk factor disclosure explaining the potential impact if your business is found to be in violation of the U.S. Controlled Substances Act or any other applicable state or federal law. Refer to Item 101(h)(4)(ix) of Regulation S-
      K.
Exhibit 99.2
OWP Ventures, Inc. Audited Financial Statements
Notes to Consolidated Financial Statements
Note 3 - Acquisition, page F-10

3.    Refer to your response to our prior comment 13.
        Please amend your filings, as appropriate, to make the proposed revisions you suggest in your June 28, 2019 response that relates to the second and fourth bullets of prior comment 13. In that regard, it appears that the $161,889 disclosed in the first paragraph under "Adjustments to additional paid in capital" in Note 14 of Exhibit 99.2 may require revision as well.
        Regarding your response to the third bullet of our prior comment 13 and considering the nature of the licenses acquired in OWP Ventures, Inc.'s acquisition of One World
         Pharma SAS, please clearly disclose herein, in your amended filings, the value assigned to the licenses in the acquisition of One World Pharma SAS, how the value was determined and why you believe that the licenses do not have any value beyond the value assigned.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rolf Sundwall at 202-551-3105 or Jim Rosenberg at 202-551-3679 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameCraig Ellins
                                                           Division of
Corporation Finance
Comapany NameOne World Pharma, Inc.
                                                           Office of Healthcare
& Insurance
July 9, 2019 Page 2
cc:       Alison Newman, Esq.
FirstName LastName